July 23, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:	Jeffrey P. Riedler, Assistant Director
Austin Stephenson
Dan Greenspan
Jim Peklenk
Mark Brunhofer

Re:                             Onconova Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-189358)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between July 11, 2013 and the date hereof 1,170 copies of the Preliminary Prospectus dated July 11, 2013 were distributed as follows: 220 to prospective underwriters; 790 to institutional investors; 0 to prospective dealers; 160 to individuals; 0 to rating agencies and 0 to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, July 24, 2013 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

Citigroup Global Markets Inc.
Leerink Swann LLC
As representatives of the
Prospective Underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ Brian Gleason
Name: Brian Gleason
Title: Director

By:	Leerink Swann LLC

By:	/s/ Daniel Dubin
Name: Daniel Dubin
Title: Vice Chairman

Signature Page to Acceleration Request